UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-42170

Collective Mining Ltd.

(Translation of registrant’s name into English)

82 Richmond Street East, 4th Floor

Toronto, Ontario

Canada, M5C 1P1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX
EXHIBIT NO.	DESCRIPTION
99.1	Press release dated October 3, 2024 (Amendment)

EXPLANATORY NOTE

In the news release, Collective Mining Reports High Recovery Rates for Gold at Apollo Averaging 94.3% From New Variability Metallurgical Test Work, issued 03-Oct-2024 by Collective Mining Ltd. over PR Newswire, we are advised by the company that in table 2 and the following bullet, test recovery rates and Additional Recovery from Cyanidation of Cleaner Tailings rates for silver and gold have changed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Collective Mining Ltd.
Date: October 3, 2024
	By:	/s/ Paul Begin
	Name:	Paul Begin
	Title:	Chief Financial Officer and Corporate Secretary